1 For Immediate Release: June 25, 2024 Attention: Business Editors VERSABANK RECEIVES CANADIAN REGULATORY APPROVAL FOR U.S. BANK ACQUISITON: TRANSACTION TARGETED TO CLOSE AUGUST 30, 2024 – Acquisition Will Enable VersaBank to Broadly Launch its Unique and Highly Successful Receivable Purchase Program (RPP) Financing Solution in the United States – LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that it has received approval from its Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI), to proceed with VersaBank’s acquisition of Minnesota-based Stearns Bank Holdingford N.A. (“Stearns Holdingford”) (the “U.S. Bank Acquisition”). OSFI’s approval follows approvals by U.S. regulators and is the final approval required to enable VersaBank to complete the U.S. Bank Acquisition. VersaBank is targeting close of the U.S. Bank Acquisition for August 30, 2024. Stearns Holdingford is an independent OCC-chartered national bank with US$79 million in assets located in Holdingford, Minnesota that is wholly owned by Stearns Financial Services, Inc. (“Stearns Financial”). Stearns Financial, a multi-bank holding company owning two additional and separate national bank charters, Stearns Bank Upsala National Association and Stearns Financial’s flagship and largest national bank, Stearns Bank National Association (headquartered in St. Cloud, Minnesota), is not part of the VersaBank transaction and will continue to exist and operate independently. “OSFI’s approval of our U.S. bank acquisition – the final regulatory hurdle for this transformational next step in our growth strategy – paves the way for the launch of our unique and highly successful Receivable Purchase Program (RPP) to the largest point-of-sale financing market in the world,” said David Taylor, President and Chief Executive Officer, VersaBank. “Building on more than a decade of very strong growth in our RPP portfolio in Canada and the very favourable response to our RPP pilot program in the U.S., we are actively working toward broadly launching our RPP solution this autumn to address the significant demand that has developed since first announcing our intention to enter the U.S. market.” Mr. Taylor added, “We are actively working with the Stearns team toward closing of the Stearns Holdingford acquisition, ensuring a smooth transition and integration, and continuing the outstanding legacy of Stearns Holdingford in serving the local community.” About VersaBank’s Receivables Purchase Program VersaBank’s Receivable Purchase Program is an innovative and highly attractive digital funding solution for finance companies who lend money to consumers and small businesses for what are typically “big ticket” purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible, economically attractive capital using VersaBank’s proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank’s RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner.

2 As of April 30, 2024, VersaBank’s Receivable Purchase Program portfolio was in excess of C$3.1 billion (US$2.3 billion), growing at compounded annual rate of more than 26% over the last five years (fiscal year ended October 31). Since the Bank’s RPP was first launched in Canada in 2010 and launched on a limited basis in the U.S. in April 2022, VersaBank has provided more than C$9 billion (more than US$6.5 billion) in funding to North American finance companies. About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2023. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

3 FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X (formerly Twitter)